Nicole C. Brookshire +1 212 479 6157 nbrookshire@cooley.com	Via EDGAR

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

April 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Office Chief
Alexandra Barone, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re:	UiPath, Inc.
Registration Statement on Form S-1
Filed March 26, 2021
CIK: 0001734722

Ladies and Gentlemen:

On behalf of UiPath, Inc. (the “Company”), we are providing this letter supplementally to the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with information regarding the proposed preliminary price range of the shares of the Company’s Class A common stock to be offered in the proposed initial public offering (“IPO”) pursuant to the Company’s Registration Statement on Form S-1, filed with the U.S. Securities and Exchange Commission on March 26, 2021. This letter supplements the Company’s response to comment 16 received from the Staff by letter dated January 13, 2021 with respect to the Company’s Draft Registration Statement on Form S-1, as initially confidentially submitted to the Staff on December 17, 2020 (the “Prior Response”). We are providing this information to you supplementally to facilitate your review process.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned, as noted below, rather than rely on the U.S. mail for such notice.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

April 1, 2021

Page Two

Preliminary IPO Price Range

The Company supplementally advises the Staff that the Company preliminarily estimates that the anticipated price range to be included on the cover of the Company’s preliminary prospectus for its IPO is expected to be within a range of $[***] to $[***] per share of Class A common stock (the “Preliminary IPO Price Range”). As is typical in IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined by discussions between the Company and the underwriters. The valuation considerations for estimating the Preliminary IPO Price Range were informed by current conditions in the U.S. equity markets, which are continuing to trade at healthy levels and near all-time highs, despite recent volatility in the technology sector, but are subject to future changes or fluctuations.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (1) a comparison of public companies at a similar stage of development; (2) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their IPO; (3) a current analysis of the public equity market by the underwriters for the offering; and (4) the Company’s private placement in February 2021 to certain investors an aggregate of 12,043,202 shares of Series F convertible preferred stock at a purchase price of $62.27576 per share. The estimated fair value stated in the independent common stock valuation report as of February 15, 2021 (the “Contemporaneous February 2021 Valuation Report”) of $[***] falls within the Preliminary IPO Price Range. Any potential discount between the February 15, 2021 estimated fair value and the higher end of the Preliminary IPO Price Range, is immaterial. It is worth noting also that the Preliminary IPO Price Range effectively weighs a near-term IPO outcome at 100%, which would provide the Company with (a) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (b) access to the public company debt and equity markets, and (c) a ‘currency’ to enable the Company to make strategic acquisitions as the Company’s board of directors (the “Board”) may deem appropriate.

Fair Value Per Share of Class A Common Stock for Financial Reporting Purposes

As noted in the Prior Response, the Board, taking into account the Contemporaneous February 2021 Valuation Report from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board, determined, as of February 15, 2021, that the fair value of the Company’s Class A common stock was $[***] per share. Please refer to the Prior Response for a more fulsome discussion of the Contemporaneous February 2021 Valuation Report. The Company has assessed the fair value of the Company’s Class A common stock for financial reporting purposes in connection with the awards granted after the Contemporaneous February 2021 Valuation Report using a straight-line methodology to interpolate the estimated fair value as of the respective grant dates using the fair value of the Company’s Class A common stock as of February 15, 2021 and the mid-point of the Preliminary IPO Price Range as of the expected date of the IPO, which resulted in the estimated fair values shown in the tables below.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

April 1, 2021

Page Three

Stock Options

Option Grant Date	Number of shares of Class A Common Stock Subject to Options	Estimated Class A Common Stock Fair Value Per Share for Financial Reporting Purposes
March 1, 2021	[***]	$	[***]
March 17, 2021	[***]	$	[***]

Restricted Stock Units

Restricted Stock Units (RSUs) Grant Date	RSUs Granted	Estimated Class A Common Stock Fair Value Per Share for Financial Reporting Purposes
March 1, 2021	[***]	$	[***]
March 17, 2021	[***]	$	[***]

Summary

The Company believes that the fair values determined for the Class A common stock underlying each option grant and restricted stock unit are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date. Based on the above analysis, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

*    *    *

Please contact me at (212) 479-6157 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

United States Securities and Exchange Commission

April 1, 2021

Page Four

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Ashim Gupta, UiPath, Inc.
Brad Brubaker, UiPath, Inc.
Mihai Faur, UiPath, Inc.
Eric C. Jensen, Cooley LLP
Matthew P. Dubofsky, Cooley LLP

Cooley LLP    55 Hudson Yards    New York, NY    10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com